Mail Stop 3561

April 3, 2008

Lon R. Greenberg
Chairman and Chief Executive Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

> **Re: UGI Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 8, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 18, 2007**
> **File No. 1-11071**

Dear Mr. Greenberg:

We have reviewed your response letter dated March 27, 2008 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 20

1.   We note your response to comment nine from our letter dated March 10, 2008, that the company does not believe it engages in benchmarking as such term is used in Item 402(b)(2)(xiv) of Regulation S-K. However, the disclosure in the company's proxy statement does not sufficiently address factors considered by the management and development committee other than the surveys provided by Towers Perrin. Please revise the discussion to detail all of the factors considered by the management development committee in setting executive compensation so that it is clear to investors that the company is not engaging in benchmarking. We may have additional comments.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Linda Griggs
        Morgan Lewis & Bockius